[redacted]

This Form CB contains 11 pages, including all exhibits.

[redacted]

RECEIVED JUN 29 2005 192

BEST AVAILABLE COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED JUN 29 2005 192

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

[redacted]

Citizen Electronics Co., Ltd., Miyota Co., Ltd.,
Cimeo Precision Co., Ltd.
(Name of Subject Company)

05057535

2

N/A
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Citizen Watch Co., Ltd.
6-1-12, Tanashi-cho, Nishi-Tokyo-shi, Tokyo 188-851, Japan
+81-424-68-1231
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

PROCESSED
JUL 01 2005
THOMSON FINANCIAL

PS

Citizen Electronics Co., Ltd.
Takefumi Shirakabe
1-23-1, Kamikurechi Fujiyoshida-shi Yamanashi-ken 403-0001, Japan
+81-555-23-4121
Miyota Co., Ltd.
Keiji Shiozaki
4107-5, Oaza-Miyota, Miyota-machi, Kitasaku-gun, Nagano-ken
389-0294, Japan
+81-267-32-3331
Cimeo Precision Co., Ltd.
Shigeyuki Gomi
4107-5, Oaza-miyota, Miyota-machi, Kitasaku-gun, Nagano-ken,
389-0295 Japan
+81-267-32-3232

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Citizen Electronics Co., Ltd.	: June 10, 2005
Miyota Co., Ltd.	: June 13, 2005
Cimeo Precision Co., Ltd.	: June 9, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Attachment	Description
A	English Translation of the Notice of the Resolution of the Shareholders' Meeting of Citizen Electronics Co., Ltd., dated June 28, 2005.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in all exhibits, as applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Citizen Watch Co., Ltd. filed with the Securities and Exchange Commission, concurrently with the furnishing of Form CB on May 17, 2005, a written irrevocable consent on Form F-X in connection with the furnishing of such original Form CB.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Citizen Watch Co., Ltd.

By: M. Umehara

Name: Makoto Umehara
Title: President & CEO
Date: June 29, 2005

6

Attachment A

Note to U.S. Residents

This notice of the resolution of the shareholders' meeting is an English-language translation of the original Japanese-language version. To the extent that there are discrepancies between this translation and the original version, the original version shall be definitive.

The stock-for-stock exchange transaction involves the issuance of the securities of a Japanese company in exchange for securities of Japanese companies. The transaction is subject to the disclosure requirements of Japanese law that are different from those of the United States. Financial information included herein or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the stock-for-stock exchange transaction that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

[TRANSLATION]

28 June, 2005

To Shareholders

Takashi Masuzawa, President & CEO
Citizen Electronics Co., Ltd.
1-23-1, Kamikurechi, Fujiyoshidashi
Yamanashi

Notice of Resolution at 52nd Ordinary General Meeting of Shareholders

Dear Sir or Madam,

We would like to inform you of the reports and resolutions made at the 52nd Ordinary General Meeting of Shareholders of Citizen Electronics Co., Ltd. which was held today.

Yours faithfully

Details:

Reports:

1. Operating report, balance sheet and statement of income for the 52nd term (year from 1 April 2004 through 31 March 2005)
2. Consolidated balance sheet, consolidated statement of income, report of independent certified public accountants and corporate auditors' report on the consolidated financial statements for the 52nd term (year from 1 April 2004 through 31 March 2005)

   They were reported.

Resolutions:

Proposals:

1. Approval for proposed appropriation of earnings for the 52nd term

   It was approved and passed as proposed. It was resolved that the dividend be ¥ 16.50 per share.

2. Partial amendment of the Articles of Incorporation

   It was approved and passed as proposed.

3. Approval for execution of the stock-for-stock exchange agreement between the Company and Citizen Watch Co., Ltd.
It was approved and passed as proposed.

4. Election of 9 Directors
It was approved and passed as proposed. Takashi Masuzawa, Katsuhiko Noguchi, Minoru Okamoto, Shintaro Fukasawa, Tsuneo Miura, Yoshihiro Gohta, Akitomo Kobayashi, Takefumi Shirakebe and Hisato Hiraishi were elected and all 9 of them assumed the office as Directors.

The President & CEO and the Executive Directors were elected upon resolution of the Meeting of the Board of Directors held after this Ordinary General Meeting of Shareholders, the Corporate Auditor (Full-time) was elected upon mutual election by the Corporate Auditors and each of them assumed his office. As a result, the lineup of the board members of the Company is as follows:

President & CEO	Takashi Masuzawa	Senior Executive Director	Katsuhiko Noguchi
Executive Director	Minoru Okamoto	Executive Director	Tsuneo Miura
Director	Shintaro Fukasawa	Director	Yoshihiro Gohta
Director	Akitomo Kobayashi	Director	Takefumi Shirakabe
Director	Hisato Hiraishi	Corporate Auditor (Full-time)	Masashi Kodama
Corporate Auditor	Makoto Umehara	Corporate Auditor	Takeo Kuriyama

[TRANSLATION]

Payment of Dividends

Pursuant to the resolution of this Ordinary General Meeting of Shareholders, the dividends (¥16.50 per share) for the 52nd term will be paid.

1. For those shareholders who designated transfer of dividends to their bank account, please confirm your designated bank account shown on the enclosed "Statement of Dividends" and "Account for Transfer of Dividends".

2. For those shareholders who did not designate transfer of dividends to their bank account, please read the description on the back of the enclosed "Payment of Dividends by Postal Transfer" and receive the payment of the dividends at your nearest post office during the period from Wednesday 29 June 2005 through Friday 29 July 2005.

Notice

The Company has posted its Balance Sheet and Statement of Income at its website as substitute for an accounts notification.

The address of the website is as follows:

http://www.c-e.co.jp/financial/index7.html

//